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SEC MAIL RECEIVED PROCESSING
FEB 2 7 2002
WASH. D.C. 365 SECTION

SEC FILE NUMBER
8-49738

ANNUAL AUDITED REPORT
FORM X-17 A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2001 (MM/DD/YY) AND ENDING December 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

Crossbow Investments L.L.C.

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

220 Central Park South Suite 13B
(No. and Street)

New York (City) New York (State) 10019 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael E. Stupay (212) 509-7800
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Arthur Andersen LLP
(Name - if individual, state last, first, middle name)

1345 Avenue of the Americas (Address) New York (City) New York (State) 10105 (Zip Code)

PROCESSED
MAR 0 8 2002
THOMSON FINANCIAL

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

CONTENTS OF REPORT

This report** contains (check all applicable boxes):

- ☒ (a) Facing Page
- ☒ (b) Statement of Financial Condition
- ☐ (c) Statement of Operations
- ☐ (d) Statement of Cash Flows
- ☐ (e) Statement of Changes in Members' Capital
- ☐ (f) Statement of Changes in Subordinated Liabilities
- ☐ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
- ☐ (l) An Oath or Affirmation
- ☐ (m) A copy of the SIPC Supplemental Report
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit
- ☐ (o) Schedule of Exemptive Provision under Rule 15c3-3

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).


ANDERSEN

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Members of
Crossbow Investments L.L.C.:

We have audited the accompanying statement of financial condition of Crossbow Investments L.L.C. (a Delaware limited liability corporation) as of December 31, 2001, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Crossbow Investments L.L.C. as of December 31, 2001, in conformity with accounting principles generally accepted in the United States.

Arthur Andersen LLP

New York, New York
February 8, 2002

CROSSBOW INVESTMENTS L.L.C.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001

ASSETS	
CASH AND CASH EQUIVALENTS	$ 22,543
OTHER ASSETS	4,123
Total assets	$ 26,666
LIABILITIES AND MEMBERS' CAPITAL	
LIABILITIES:	
Accounts payable and accrued expenses	$ 10,300
Total liabilities	10,300
MEMBERS' CAPITAL:	
Members' capital (no stated value)	16,366
Total members' capital	16,366
Total liabilities and members' capital	$ 26,666

The accompanying notes are an integral part of this statement.

CROSSBOW INVESTMENTS L.L.C.

NOTES TO STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001

1. ORGANIZATION

Crossbow Investments L.L.C. (the "Company") was incorporated under the laws of the State of Delaware on October 15, 1996. The Company is a broker/dealer in securities registered with the Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers Inc. The Company was formed for the purpose of acting as a broker in connection with introducing institutional and accredited investors to persons or entities seeking to raise capital from such prospective investors. The Company is under common control with Crossbow Investments International L.L.C., a Delaware limited liability company that has registered as a broker/dealer with the United Kingdom Securities and Futures Authority. The Company is a (k)(2)(i) broker/dealer and exempt from SEC Rule 15c3-3.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents

The Company considers all demand deposits with banks and other highly liquid investments with original maturities of up to three months when acquired to be cash equivalents.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. INCOME TAXES

The Company files as a limited liability corporation and as such, no provision for income taxes has been made in the accompanying financial statements. Each member is responsible for reporting income or loss based upon the members' respective share of revenues and expenses of the Company.

4. RELATED PARTY TRANSACTIONS

Certain of the general and administrative expenses of the Company are borne by its members.

5. NET CAPITAL REQUIREMENT

The Company, as a registered broker/dealer in securities, is subject to the Uniform Net Capital Rule (Rule 15c3-1) of the SEC, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2001, the Company had net capital of $11,961, which was $6,961 in excess of its required net capital of $5,000. At December 31, 2001, the Company's ratio of aggregate indebtedness to net capital was .86 to 1.

The Members made capital contributions of $20,000 to the Company in 2001 in order to meet net capital requirements and to provide for operating expenses for the year. It is the Members' intent to continue to contribute capital to the Company as necessary, for regulatory and operating purposes.


ANDERSEN

SUPPLEMENTARY REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS ON INTERNAL CONTROL PURSUANT TO SEC RULE 17a-5

To the Members of
Crossbow Investments LLC:

In planning and performing our audit of the financial statements and supplemental schedules of Crossbow Investments LLC (the "Company"), for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that

would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the Commission's objectives.

This report is intended solely for the information and use of the Members, management, the SEC and National Association of Securities Dealers, Inc. in their regulation of registered brokers and dealers, and is not intended to be, and should not be, used by anyone other than these specified parties.

Arthur Andersen LLP

New York, New York
February 8, 2002